Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8, pertaining to the Amended and Restated Hudson Valley Holding Corp. 2002 Stock Option Plan, of our reports dated March 15, 2007 relating to the consolidated financial statements of Hudson Valley Holding Corp. (which report expresses an unqualified opinion and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” as of December 31, 2006) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Hudson Valley Holding Corp. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

New York, New York
July 30, 2007